SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements filed Pursuant to Rule

13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2

(Amendment No.     )*

VENAXIS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92262A206

(CUSIP NUMBER)

September 12, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 92262A206	Page 2 of 8 Pages

SCHEDULE 13G

1.	Name of Reporting Persons: Remeditex Ventures LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (joint filers)
3.	SEC Use Only.
4.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 295,210
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 295,210
9.	Aggregate amount beneficially owned by each reporting person 295,210
10.	Check box if the aggregate amount in row 9 excludes certain shares ☐
11.	Percent of class represented by amount in row 9 6.6%
12.	Type of Reporting Person OO

Cusip No. 92262A206	Page 3 of 8 Pages

SCHEDULE 13G

1.	Name of Reporting Persons: Malachite Trust
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (joint filers)
3.	SEC Use Only.
4.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 295,210
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 295,210
9.	Aggregate amount beneficially owned by each reporting person 295,210
10.	Check box if the aggregate amount in row 9 excludes certain shares ☐
11.	Percent of class represented by amount in row 9 6.6%
12.	Type of Reporting Person OO

Cusip No. 92262A206	Page 4 of 8 Pages

SCHEDULE 13G

1.	Name of Reporting Persons: Lyda Hill
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (joint filers)
3.	SEC Use Only.
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 295,210
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 295,210
9.	Aggregate amount beneficially owned by each reporting person 295,210
10.	Check box if the aggregate amount in row 9 excludes certain shares ☐
11.	Percent of class represented by amount in row 9 6.6%
12.	Type of Reporting Person IN

Cusip No. 92262A206	Page 5 of 8 Pages

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13G

Item 1(a).	Name of Issuer:

Venaxis, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1585 South Perry Street, Castle Rock, CO 80104

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of (1) Remeditex Ventures LLC, (2) Malachite Trust and (3) Lyda Hill.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

2727 N. Harwood St.

Suite 200

Dallas, Texas 75201

Item 2(c).	Citizenship:

Remeditex Ventures LLC and Malachite Trust – Texas

Lyda Hill — United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, no par value (the “Common Stock”)

Item 2(e).	CUSIP Number.

The Issuer’s CUSIP Number is 92262A206

Item 3.	If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Remeditex Ventures LLC	295,210
Malachite Trust	295,210
Lyda Hill	295,210

Cusip No. 92262A206	Page 6 of 8 Pages

Remeditex Ventures LLC is the record and beneficial owner of 295,210 shares of Common Stock and shares voting and dispositive power over such securities with Malachite Trust, the majority owner of Remeditex Ventures LLC and Lyda Hill. Ms. Hill is the Trustee of the Malachite Trust. By reason of such relationships, Ms. Hill, the Malachite Trust and Remeditex Ventures LLC may be deemed to share voting and dispositive power over 295,210 shares of Common Stock owned directly by Remeditex Ventures LLC. Each of Remeditex Ventures LLC, the Malachite Trust and Lyda Hill disclaim beneficial ownership of the reported securities except to the extent of its or her pecuniary interest therein.

(b)	Percent of Class:

Remeditex Ventures LLC	295,210
Malachite Trust	295,210
Lyda Hill	295,210

The percentages used herein are calculated based on the 3,876,961 shares of Common Stock reported by Venaxis, Inc. to be issued and outstanding as of August 10, 2016, in its latest Form 10-Q, as filed with the Securities and Exchange Commission on August 10, 2016, plus the 564,309 shares of Common Stock reported by Venaxis, Inc. to have been issued in a transaction reported on Form 8-K filed with the Securities and Exchange Commission on September 13, 2016.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Remeditex Ventures LLC	0
Malachite Trust	0
Lyda Hill	0

(ii)	Shared power to vote or to direct the vote:

Remeditex Ventures LLC	295,210
Malachite Trust	295,210
Lyda Hill	295,210

(iii)	Sole power to dispose or to direct the disposition of:

Remeditex Ventures LLC	0
Malachite Trust	0
Lyda Hill	0

(iv)	Shared power to dispose or to direct the disposition of:

Remeditex Ventures LLC	295,210
Malachite Trust	295,210
Lyda Hill	295,210

Cusip No. 92262A206	Page 7 of 8 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit 1: Joint Filing Agreement, dated September 19, 2016, by and among Remeditex Ventures LLC, Malachite Trust and Lyda Hill.

Cusip No. 92262A206	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2016

Remeditex Ventures LLC

By:	/s/ Brett Ringle
Brett Ringle, President

Malachite Trust

By:	/s/ Lyda Hill
Lyda Hill, Trustee

/s/ Lyda Hill
Lyda Hill